DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

NO ACT

RECD S.E.C.
AUG 2 2006
1088

July 27, 2006

Susan S. Whaley
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/27/2006

Re: The Procter & Gamble Company
Incoming letter dated June 6, 2006

Dear Ms. Whaley:

This is in response to your letter dated June 6, 2006 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06044006

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Jennings Crapo
Department of Mental Health
Southeastern Area
Taunton State Hospital
P.O. Box 4007
Taunton, MA 02780-0997

PROCESSED
AUG 03 2006
THOMSON
FINANCIAL

80424

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Susan S. Whaley
Legal Division
Senior Counsel

Phone: (513) 983-7695
Fax: (513) 983-2611
whaley.ss@pg.com

VIA FEDERAL EXPRESS

June 6, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by John J. Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from John Jennings Crapo (the "Proponent") in a handwritten submission dated March 6, 2006 (the "Proposal"), received to the Secretary's Office on March 14th. Mr. Crapo requested inclusion of the proposal in the Company's Proxy Statement for its 2006 Annual Meeting of shareholders. Because this submission exceeded 500 words, the Company timely requested that Mr. Crapo submit a revised proposal that complied with the requirements of Rule 14a-8. Mr. Crapo failed to respond to our request.

The Company intends to omit the Proposal under Rule 14a-8(f)(1) on the ground that the Proponent has not complied with the word limit requirements of paragraph (d). The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Proposal by Mr. Crapo, this letter, and our correspondence with the Proponent concerning his proposal. The Company is simultaneously providing a copy of this submission to Mr. Crapo.

The Proposal fails to comply with Rule 14a-8(d).

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to comply with the eligibility or procedural requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the

P&G

deficiency within the required time. Rule 14a-8(d) states that "the proposal, including any accompanying statement, may not exceed 500 words." The Staff has explained that "any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of this word limit. Please see Staff Legal Bulletin No. 14 §C(2)(a) ("SLB 14") (July 13, 2001) (stating that any "title" or "heading" that meets this test may be counted towards the 500 word limit).

1. The Proposal exceeds 500 words.

Mr. Crapo's handwritten Proposal contains over 800 words, well-exceeding the 500 word limit. Please see Exhibit A.

2. The Company timely notified Mr. Crapo of this procedural deficiency and he failed to respond.

Accordingly, within 14 days of receipt of the proposal, the Company notified Mr. Crapo of this deficiency by letter dated March 22, 2006. Please see Exhibit B. This letter noted that the Proponent's proposal and statement consisted of more than 500 words and invited Mr. Crapo to submit a revised submission that complied with the required limit. The Company's letter clearly explained:

- the requirement of Rule 14a-8(d) that a proposal, together with any supporting statement, not exceed 500 words; and
- the requirement that a conforming response had to be postmarked or submitted electronically within 14 days of receipt of the Company's notice.

Consistent with SLB 14, the Company enclosed a copy of Rule 14a-8 in its March notice. The Company subsequently received a return receipt from the U.S. Postal Service confirming that the Proponent received the March 22 letter on March 28, 2006. To date, the Company has received no response from Mr. Crapo, and the allotted 14 days have long since passed.

3. The Proposal does not comply with the procedural requirements.

The Proponent is a seasoned shareholder, experienced with the procedural requirements of Rule 14a-8(d). See, e.g., Bank of America Corp. (Jan. 27, 2005) (concurring that Mr. Crapo's proposal may be excluded because it exceeded 500 words); The Procter & Gamble Co. (Aug. 10, 2004) (concurring that one of Mr. Crapo's proposals may be excluded for exceeding 500 words). Following our notice of March 22, 2006, Mr. Crapo had an opportunity to revise the statement. That is all that is required by Rule 14a-8. See, e.g., Amgen, Inc. (Jan. 12, 2004) (proponent was given the opportunity to reduce the length of a submission to 500 words but failed to do so, resulting in exclusion of the proposal) (reconsideration request denied, Feb. 10, 2005); Northrop Grumman Corp. (Mar. 17, 2000) (same). Despite notice and an opportunity to cure, the proposal does not comply with the 500 word limit required by Rule 14a-8(d).

Accordingly, since the Proponent failed to reduce the length of the proposal and supporting statement within 14 days as provided in Rule 14a-8(f)(1), the Company respectfully requests that you concur in its view that, in accordance with Rule 14a-8(j), it may properly exclude the Proposal from its Proxy Materials for the 2006 Annual Meeting. Your confirmation

P&G

that the Staff will not recommend enforcement if the Proposal is omitted from the 2006 Proxy Statement is respectfully requested.

The Company also notes that there are substantive bases for objection to the Proposal under 14a-8(i) of the Exchange Act. In light of the procedural deficiency discussed in this letter, the Company refrains from raising substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7695. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Susan S. Whaley

Susan S. Whaley
Senior Counsel

Enclosures

Exhibit A

JOHN CRAPO TOD For W. P. SEGARRA
Homeless Senior Citizen and LCSW Under suspension, Taunton State Hospital
Cains two (02) West page one (01) of 04 (four) pages
PO Box 4007 Taunton MA 02780-0997
march sixth (06th) 2006

page one (01) of
Procter and Gamble Company (P&G)
Cincinatti OH
ofc of corporation Secry attn please corp Secretary

Re: My shareholder proposal for the next shareholder meeting of shareholders stockholders assembled and proxies assembled as shareholder meeting

Dear Ms/MR Corporation Secretary

My shareholder proposal meets the U. S. Securities & Exchange Commission ("SEC") standard for introduction of a stockholder proposal and presentation of said proposal I plan to present it at said meeting

I've submitted, introduced and presented numerous shareholder proposals to publicly held National Corporations

I plan to continue to own my P&G shares in all my P&G accounts and divest myself of any shares until the adjournment of said stockholder meeting ~~supporting statement~~

~~MY~~ MY Shareholder proposal
We, assembled shareholders and proxies meeting at the Shareholder meeting of Procter & Gamble Company request our Board of Directors present to us on each proxy statement a complete explanation of the procedures, reasons and intent of shareholder proposals and how to

more

) Crako to P&G P.02 of 04 pp
March sixth (06th) 2006
do them and too the year immediately following
ones that have ~~been~~ ~~fi~~ failed at P&G, a
complete report of them, as well.
My supporting statement
I've been at this mental hospital a long
time. it came as result of my objections to the
clerk at USPO Porter SQUARE CAMBRIDGE MA 02140-9998 failing to respect my
objections to his failure to give me a receipt that he delivered to me an article of
mail separate from a purchase of envelopes
USING my credit card of a major national
corporation. I was relying on the SEC regulation
that shareholder proposals be separate from
ordinary business. My thinking is court cases
are ordinary business of the REGISTRANT
and therefore irrelevant to the proceedings
at a corporation regulated by the SECURITIES
and Exchange Commission. the envelopes I
bought were to make additional additional
filings and transmission of them & courtesy
copies to the Supreme Court of the United States
of America, the Massachusetts Supreme
Judicial Court, the office of Legal Counsel of
the MA office of Consumer Affairs and
Business Regulation of it's DIVISION OF
Professional Licensure. the U.S Department
of Justice, et cetera
the scene at the USPO was a skirmish
and the police were summoned. the clerk
went away from counter. many were
more

J CRAPO to P+G P.03 of 04PP
March sixth (06 th) 2006 - Monday.
Were waiting for service and I want my
mail for me at Ten (10) Agassiz Strt Cam-
bridge MA where I lived since the 1970's
which the USPO has failed to forward to
me all of which I want. this failure has
made me sick this failure has made
me sick

This morning the nursing staff
have repeated to me their concerns
~~about~~ my blood pressure is serious
and which I said I'M not used to high
blood pressure so an examination by
a nurse practitioner in my having adminis.
pattern of chemo therapy briefly I report
MSTR SEGARRA is executor Nominee of
my last will and testament.

I was jailed after I received summ.
physical injury by police I was afraid of
Being shot by the four (04) that accosted
me in PO + fearful many consumers in
said PO would be shot too to officer I
complained when he injured me in police wag.
of that he was hurting me and he said
I'M punishing YOU for YOUR behavior
IN PO I'D received a large volume of
mail there including much corporate
mail and I've been prevented from
getting other mail which requires my
signature

MORE

J. J. CRAPO to P&G P. 04 OF four (04) pp.
March sixth (06th) 2006 monday.

~~I've pain~~ I Had pain swelling follow-ing the assaults - Kept IN City Jail, arraign-ed IN County Court House and had hear-ing IN State District court at Cambridge of the state trial Court Department and after incarceration at City Jail was transported to a State Hospital to determine my sanity

I carry a heavy load and I've medical trouble, I wait on resolution of my case socialworkers, nurses, and others had me under undue influence when they compelled me to sign retirement documents and divers other papers and documents.

I've schizophrenia and I think of my-self and others with that sickness who are always terrified of retaliation and other oppression when we speak up and are afraid to speak up of fears we must endure further curtailment of our lawful rights under the U.S. Constitution

I'm held here incommunicado at a facility where a former family member was a long time and the divorce from my family member while here unable to defend him-self.

Sincerely & briefly
John Jennings Crapo
Homeless P&G Shareholder, Senior Citizen
LCSW under suspension but under appeal and appellant to US Supreme Court Hon Mstr Circuit Court Justice SOUTER.

JJC/jjc #30#

JOHN CRAPO, Calls TWO(2) W.
Department of Mental Health
Southeastern Area
Taunton State Hospital
P.O. Box 4007
Taunton, MA 02780-0997

Rec'd MAR 14 2006

PROCTER & GAMBLE Company SECRETA
attN please CORPORATION
CINCINATTI OHIO

45200/9999

50% RECYCLED PAPER
30% POST-CONSUMER

Exhibit B

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Susan S. Whaley
Phone: 513-983-7695
Fax: 513-983-2611
whaley.ss@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 22, 2006

Mr. John Jennings Crapo
Department of Mental Health
Southeastern Area
Taunton State Hospital
P.O. Box 4007
Taunton, MA 02780-0997

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2006 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 14, 2006.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Susan S. Whaley

Susan S. Whaley
Senior Counsel

Enclosure

Securities Lawyer's Deskbook

UNIVERSITY OF Cincinna[ti]

published by The University of Cincinnati College of Law

College of Law

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

        i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

        ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Mr. John Jennings Crapo
Department of Mental Health
Southeastern Area
Taunton State Hospital
P.O. Box 4007
Taunton, MA 02780-0997

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The Procter & Gamble Company
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Department of Mental Health
Southeastern Area
Taunton State Hospital
P.O. Box 4007
Taunton, MA 02780-0997

PS Form 3800, June 2002 See Reverse for Instructions

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 27, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Procter & Gamble Company
Incoming letter dated June 6, 2006

The proposal requests an explanation of the procedures for including shareholder proposals in proxy statements.

There appears to be some basis for you view that Procter & Gamble may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel